Lazard Healthcare Acquisition Corp. I
30 Rockefeller Plaza
New York, NY 10112

October 7, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Lazard Healthcare Acquisition Corp. I
Application for Withdrawal of Registration Statement on Form S-1
(File No. 333-254545)

Ladies and Gentlemen:

On March 19, 2021, Lazard Healthcare Acquisition Corp. I, a Cayman Islands exempted company (the “Company”), initially filed Registration Statement No. 333-254545 on Form S-1 (together with all exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits thereto.

No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities.  Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. Please provide a copy of the order granting withdrawal of the Registration Statement to Mary Ann Deignan, Chief Financial Officer, Lazard Healthcare Acquisition Corp. I, at the address first mentioned above, with a copy to Company’s counsel,  Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, NY 10019, attention: Nicholas A. Dorsey, email: NDorsey@cravath.com.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please contact Nicholas A. Dorsey at (212) 474-1764.

Sincerely,

/s/ Mary Ann Deignan
Name:	Mary Ann Deignan
Title:	Chief Financial Officer